Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW
FOR:       Sierra Wireless, Inc.

TSX:  SW
Nasdaq:  SWIR

April 26, 2007

Sierra Wireless Reports First Quarter 2007 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting first quarter 2007 results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“The first quarter of 2007 was a period of record revenue, improved profitability, new product launches and strategic milestones,” said Jason Cohenour, President and Chief Executive Officer. “During the first quarter, we experienced strong sales growth, achieving record quarterly revenue of $85.4 million in what is often a seasonally soft period.  Our revenue growth was driven primarily by increased sales of our HSDPA and EV-DO AirCard products to existing wireless operator channels.  Our strong revenue result, combined with a slight improvement in gross margin, helped drive significantly improved operating profit of $5.5 million – our best quarterly operating profit result in more than two years. “

“As expected, the first quarter was also a busy period for new product launches.  By the end of the quarter, we commenced initial commercial shipments of three new and important products:  our 3G MPs for both HSDPA and EV-DO and our new USB modem for HSDPA.  We also announced an agreement with Sprint to launch our new EV-DO USB modem for use on the Sprint Mobile Broadband Network.  We expect all four of these new products to be important contributors to our financial results in the coming quarters.  While executing on our business, we also achieved an important strategic milestone, announcing the completion of a definitive agreement to acquire AirLink Communications, Inc.  We believe the acquisition of AirLink will significantly expand our high gross margin product lines and establish Sierra Wireless as a leader in the rugged mobile and M2M connectivity segments.  Looking forward, we expect that our current product portfolio and expanded roster of channels, combined with more new product releases and the addition of AirLink, will drive continued revenue growth and improving profitability.”

Q1 2007 Financial Results

Our revenue for the first quarter of 2007 amounted to a record $85.4 million, gross margin was $23.3 million, or 27.3% of revenue, operating expenses were $17.8 million and net earnings were $5.3 million, or diluted earnings per share of $0.20.  Our balance sheet remains strong, with $93.9 million of cash and short-term investments.

Results for the first quarter of 2007, relative to Company guidance provided on January 31, 2007 are as follows:

First quarter revenue for 2007 of $85.4 million was better than our guidance of $82.0 million. Our earnings from operations were $5.5 million, better than our guidance of $2.5 million.  Our net earnings of $5.3 million, or diluted earnings per share of $0.20, was also better than our guidance of net earnings of $3.0 million, or diluted earnings per share of $0.12.

Results for the first quarter of 2007, compared to the first quarter of 2006 are as follows:

First quarter revenue increased by 89% to $85.4 million in 2007, from $45.2 million for the same period in 2006. Gross margin for the first quarter of 2007 was 27.3% of revenue, compared to 36.8% for the same period in 2006. Operating expenses were $17.8 million in the first quarter of 2007, compared to $14.8 million in the same period of 2006. Net earnings were $5.3 million, or diluted earnings per share of $0.20 in the first quarter of 2007, compared to net earnings of $2.6 million, or diluted earnings per share of $0.10, in the same period of 2006.

Included in the results for the first quarters of 2007 and 2006 are stock-based compensation and amortization resulting from the acquisition of AirPrime, Inc. in 2003.  Excluding these amounts, our results are as follows:

(in millions of U.S. dollars)	Q1 2007	Q1 2006

Earnings from operations - GAAP	$5.5	$1.9
Stock-based compensation	0.9	0.9
Amortization related to AirPrime acquisition	0.3	0.3
Earnings from operations – Non GAAP	6.7	3.1

Net income – GAAP	$5.3	$2.6
Net income – Non GAAP	6.2	3.6

Diluted earnings per share – GAAP	$0.20	$0.10
Diluted earnings per share – Non GAAP	0.24	0.14

Results for the first quarter of 2007, compared to the fourth quarter of 2006 were as follows:

Revenue for the first quarter of 2007 increased by 25% to $85.4 million, compared to $68.3 million in the fourth quarter of 2006. Gross margin was 27.3% of revenue in the first quarter of 2007, compared to 26.0% in the fourth quarter of 2006. Operating expenses were $17.8 million in the first quarter of 2007, compared to $16.4 million in the fourth quarter of 2006. Net earnings for the first quarter of 2007 were $5.3 million, or diluted earnings per share of $0.20, compared to net earnings of $2.4 million, or diluted earnings per share of $0.09, in the fourth quarter of 2006.

First Quarter Highlights Included:

•                  We announced a definitive agreement to acquire AirLink Communications Inc, a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  Under the terms of the agreement, we will pay $10.0 million of cash consideration, subject to customary closing adjustments, and will issue approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink.  We expect the acquisition to close by the end of June 2007.

•                  We announced an agreement with Sprint to supply our new AirCard 595U USB modem for use on the Sprint Mobile Broadband EV-DO Rev A Network. The Sprint Mobile Broadband USB Modem (AirCard 595U) is now available in Sprint sales channels, including retail stores.

•                  We announced commercial availability of the AirCard 875 with Telefónica Móviles España. Telefónica was the first European network operator to launch our AirCard 875 PC card.

•                  We announced that debitel added our AirCard 875 to its SURF@go product line up for connectivity to 3G and HSDPA networks in Germany.

•                  We announced that the AirCard 875 is available in Australia through Telstra for use on Telstra’s Next GTM HSDPA network.

•                  We announced that the Sierra Wireless AirCard 595 wireless wide-area network card will be the first card available in Canada capable of operating on TELUS’ High Speed EV-DO Rev A network.

•                  FlipStart Labs selected our embedded modules to provide mobile broadband connectivity to the FlipStart super compact PC, which features a unique small clamshell design and full Windows support.

•                  Fujitsu Siemens Computers selected our MC8780 embedded module for integration into its LIFEBOOK P7230 professional notebook. The LIFEBOOK P7230 is the first in the Fujitsu Siemens product line to migrate to our HSUPA module and is expected to begin commercial shipments in Europe this summer.

•                  Dialogue Technology Corp. selected our MC8775V voice-enabled embedded module to provide integrated high-speed wireless HSDPA connectivity for its FlyBook line of ultra-portable notebook computers.

•                  We announced that Cisco Systems has integrated our 3G embedded modules into the new Cisco 3G Wireless Wide Area Network (WAN) High-Speed WAN Interface Card (HWIC) solution for Cisco Integrated Services Routers.  The new 3G Wireless HWIC solution is expected to deliver WAN fail-over and rapid deployment capability to new and existing Cisco Integrated Services Routers.

•                  Together with Isochron, we announced that Isochron selected our embedded modules to provide high-speed wireless connectivity for its innovative VendCast vending management solution.

•                  We expanded our relationship with Flextronics, our manufacturing partner, to add a configuration and distribution center for our products in Zalaegerszeg, Hungary, due to increased customer activity in the EMEA region. The Zalaegerszeg Center is now operational and supporting configuration, customization, packout, warehousing and reverse logistics for our EMEA customers.

•                  We introduced new AirCards and embedded modules for HSUPA networks that will improve the speed at which mobile users can work, supporting theoretical uplink speeds of 2 Mbps and downlink speeds of 7.2 Mbps.  We expect to commence commercial shipments of our HSUPA PC cards, ExpressCards and embedded modules mid 2007.

Financial Guidance

The following guidance for the second quarter of 2007 reflects our current business indicators and expectations. Our guidance for the second quarter includes a higher than usual revenue contribution from new product and channel launches.  As a result of this activity, we expect our second quarter operating expenses to increase relative to the first quarter.  There are uncertainties associated with the launch and early ramp of new products that could affect our ability to achieve guidance.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non GAAP Adjustments
Q2 2007 Guidance (Excluding AirLink Acquisition)	GAAP	Stock Comp	Acquisition Amortization (1)	Non GAAP

Revenue	$92.0 million			$92.0 million
Earnings from operations	$6.0 million	$1.0 million	$0.3 million	$7.3 million
Net earnings	$5.5 million	$0.8 million	$0.2 million	$6.5 million
Diluted earnings per share	$0.21/share			$0.25/share

(1)  Represents purchase price amortization associated with the 2003 acquisition of AirPrime, Inc.

We believe that we are on track to close the AirLink acquisition by the end of Q2 2007.  There may be an opportunity to complete the acquisition as early as the end of May.  If so, including AirLink for one month in the second quarter would positively impact revenue by approximately $2.0 million.  The estimated AirLink impact incorporates the elimination of intercompany sales.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, April 26, 2007 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-732-9303   Passcode:  Not required

or

1-416-644-3416   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL enter

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1743940

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21220374#

Webcast (available for 90 days)

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1743940

No Passcode is required.

We look forward to having you participate in our call.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the second quarter of 2007, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) develops and markets wide area wireless solutions for mobile computing. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless modems, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. Sierra Wireless is headquartered in Richmond, British Columbia, Canada, with additional offices in Carlsbad, California, London, and Hong Kong. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

Three Months Ended March 31,	2007	2006

Revenue	$85,428	$45,224
Cost of goods sold	62,111	28,567
Gross margin	23,317	16,657

Expenses
Sales and marketing	4,097	3,750
Research and development	9,885	7,528
Administration	3,141	2,747
Amortization	668	759
	17,791	14,784
Earnings from operations	5,526	1,873

Other income	1,249	1,175
Earnings before income taxes	6,775	3,048
Income tax expense	1,518	461
Net earnings	5,257	2,587
Deficit, beginning of period	(73,061)	(82,857)
Deficit, end of period	$(67,804)	$(80,270)

Earnings per share for the period:
Basic	$0.20	$0.10
Diluted	$0.20	$0.10

Weighted average number of shares (in thousands)
Basic	25,720	25,492
Diluted	25,955	25,736

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	March 31, 2007	December 31, 2006

Assets
Current assets:
Cash and cash equivalents	$35,364	$46,438
Short-term investments	58,495	40,554
Accounts receivable, net of allowance for doubtful accounts	49,297	57,441
Inventories	27,945	18,889
Deferred income taxes	118	118
Prepaid expenses	5,193	6,032
	176,412	169,472

Fixed assets	14,140	13,400
Intangible assets	9,346	9,892
Goodwill	18,209	18,409
Other assets	381	435
	$218,488	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$27,768	$16,608
Accrued liabilities	29,265	39,543
Deferred revenue and credits	859	633
Current portion of long-term liabilities	529	841
Current portion of obligations under capital lease	3	6
	58,424	57,631

Long-term liabilities	951	1,145

Shareholders’ equity:
Share capital	222,088	221,861
Additional paid-in capital	4,027	3,240
Warrants	1,538	1,538
Deficit	(67,804)	(73,061)
Accumulated other comprehensive loss	(736)	(746)
	159,113	152,832
	$218,488	$211,608

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

Three Months Ended March 31,	2007	2006

Cash flows from operating activities:
Net earnings for the period	$5,257	$2,587
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Amortization	2,809	2,124
Stock-based compensation	885	881
Loss on disposal	—	6
Utilization of pre-acquisition tax losses	200	—
Changes in operating assets and liabilities
Accounts receivable	7,505	993
Inventories	(9,056)	(7,929)
Prepaid expenses and other assets	1,274	598
Accounts payable	11,160	3,695
Accrued liabilities	(10,278)	(3,809)
Deferred revenue and credits	226	8
Net cash provided by (used in) operating activities	9,982	(846)

Cash flows from investing activities:
Deferred acquisition costs	(381)	—
Purchase of fixed assets	(2,826)	(1,215)
Proceeds on disposal of fixed assets	—	4
Increase in intangible assets	(177)	(179)
Purchase of short-term investments	(54,502)	(7,221)
Proceeds on maturity of short-term investments	37,210	17,095
Net cash provided by (used in) investing activities	(20,676)	8,484

Cash flows from financing activities:
Issue of common shares	129	154
Repayment of long-term liabilities	(509)	(306)
Net cash used in financing activities	(380)	(152)

Net increase (decrease) in cash and cash equivalents	(11,074)	7,486
Cash and cash equivalents, beginning of period	46,438	64,611
Cash and cash equivalents, end of period	$35,364	$72,097